UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Brightcove, Inc.
(Name of Issuer) Common Stock, Par Value $0.001 per share
(Title of Class of Securities)

10921T101
(CUSIP Number)

Tenzing Global Management, LLC 90 New Montgomery Street, Suite 650 San Francisco, CA 94105
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	10921T101	Page 2 of 9
1		NAME OF REPORTING PERSON Tenzing Global Management, LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
45-3120520
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,842,290
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,842,290
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,842,290
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%
14		TYPE OF REPORTING PERSON
IA, OO

SCHEDULE 13D

CUSIP No.	10921T101	Page 3 of 9
1		NAME OF REPORTING PERSON Tenzing Global Investors LLC I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
27-5132283
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,090,788
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,090,788
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,090,788
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14		TYPE OF REPORTING PERSON
OO

SCHEDULE 13D

CUSIP No.	10921T101	Page 4 of 9
1		NAME OF REPORTING PERSON Tenzing Global Investors Fund I LP I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
36-4708131
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,090,788
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,090,788
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,090,788
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.0%
14		TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No.	10921T101	Page 5 of 9
1		NAME OF REPORTING PERSON Chet Kapoor I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐
(b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
2,842,290
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
2,842,290
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,842,290
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see(see INSTRUCTIONS) ☐
(SEE INSTRUCTIONS)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%
14		TYPE OF REPORTING PERSON
IN

Item 1.	Security and Issuer.

This Amendment No. 5 to Schedule 13D (this " Schedule 13D") relates is the 2,842,290 shares of common stock, par value $0.001 per share (the "Shares"), of Brightcove, Inc. (the “Issuer”), whose principal executive offices are located at 281 Summer Street, Boston, MA 02210. This Statement hereby amends the Schedule 13D/A filed with the Securities and Exchange Commission on July 25, 2022 to furnish the additional information set forth therein.

Item 2.	Identity and Background.

(a)	This Schedule 13D is jointly filed by:
(i)	Tenzing Global Management, LLC, a Delaware limited liability company (“Tenzing Global Management”), as the investment adviser to Fund I (as defined below) and the investment manager of the Parallel Account (as defined below);
(ii)	Tenzing Global Investors LLC, a Delaware limited liability company (“Tenzing Global Investors”), as the general partner of Fund I (as defined below);
(iii)	Tenzing Global Investors Fund I LP, a Delaware limited partnership (“Fund I”), with respect to the Shares directly and beneficially owned by it; and
(iv)	Chet Kapoor, as Managing Partner and Chief Investment Officer (“CIO”) of each of Tenzing Global Investors and Tenzing Global Management, and the Managing Partner and CIO of each of Fund I and the Parallel Account (as defined below).

Each of the foregoing is referred to herein as a “Reporting Person” and collectively, as the “Reporting Persons.” Each of the Reporting Persons is party to a previously filed Joint Filing Agreement. Accordingly, the Reporting Persons are hereby filing this joint Schedule 13D.

(b)	The address of the principal office of each of Tenzing Global Management, Tenzing Global Investors, Fund I, and Mr. Kapoor is 90 New Montgomery Street, Suite 650, San Francisco, California 94105.

(c)	The principal business of Tenzing Global Management is providing investment management services. Tenzing Global Management also manages other accounts on a discretionary basis (the “Parallel Account”). The principal business of Tenzing Global Investors is serving as the general partner of Fund I. The principal business of Fund I is that of a private investment vehicle engaged in investing and trading in a wide variety of securities and financial instruments for its own account. Mr. Kapoor is the Managing Partner and CIO of Tenzing Global Management and Tenzing Global Investors, and the Managing Partner and CIO of Fund I and the Parallel Account.

(d)	No Reporting Person, nor any person listed on Schedule A to this Schedule 13D, annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	No Reporting Person, nor any person listed on Schedule A to this Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Each Reporting Person is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

In the last 60 days Fund I sold shares of Common Stock it owned in the amount of $2,307,547.55. The proceeds were returned to working capital of Fund I.

In the last 60 days the Parallel Account sold shares of Common Stock it owned in the amount of $821,899.83. The proceeds were returned to working capital of the Parallel Account.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons may engage in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations, and plans of the Reporting Persons. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer.

(a)	Each of the Reporting Person’s interests in the Securities of the Issuer are described as follows:

(i)	Tenzing Global Management, as the investment adviser of Fund I and the investment manager of the Parallel Account, may be deemed to beneficially own 2,842,290 Shares of the Issuer, representing 6.8% of all the outstanding Shares of the Issuer.

(ii)	Tenzing Global Investors, as the general partner of Fund I, may be deemed to beneficially own 2,090,788 Shares of the Issuer, representing 5.0% of all the outstanding Shares of the Issuer.

(iii)	Fund I directly owns 2,090,788 Shares of the Issuer, representing 5.0% of all the outstanding Shares of the Issuer.

(iv)	Mr. Kapoor, as Managing Partner and CIO of each of Tenzing Global Management and Tenzing Global Investors, and the Managing Partner and CIO of Fund I and the Parallel Account, may be deemed to beneficially own 2,842,290 Shares of the Issuer, representing 6.8% of all the outstanding Shares of the Issuer.

(v)	Collectively, the Reporting Persons beneficially own 2,842,290 Shares of the Issuer, representing 6.8% of all the outstanding Shares of the Issuer.

Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly and of record by such Reporting Person.

The percentages set forth in this response are based on 41,552,088 Shares outstanding as of April 25, 2022, as reported by the Issuer Form 10-Q filed with the SEC on April 27, 2022.

(b)	Tenzing Global Management, Tenzing Global Investors, and Mr. Kapoor may be deemed to share with Fund I and the Parallel Account (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 2,090,788 Shares and 751,502 Shares reported herein, respectively.

(c)	The following Reporting Persons engaged in the following open-market transactions with respect to the Issuer’s Shares during the last 60 days:

Tenzing Global Investors Fund I, LP

Date of Transaction	Quantity of Shares	Price per Share ($)	Type of Transaction
5/26/2022	23,190	6.7938	Sale
5/27/2022	46,973	6.9627	Sale
5/31/2022	29,636	7.2063	Sale
6/1/2022	23,862	6.9871	Sale
6/2/2022	21,153	7.0607	Sale
6/3/2022	12,031	6.8795	Sale
6/6/2022	14,792	6.9464	Sale
6/7/2022	18,490	7.0208	Sale
6/8/2022	11,094	7.0887	Sale
6/9/2022	11,094	7.1571	Sale
6/23/2022	8,051	6.6768	Sale
6/24/2022	20,093	6.8667	Sale
6/27/2022	8,836	6.8699	Sale
7/5/2022	11,505	6.4628	Sale
7/20/2022	15,237	6.1908	Sale
7/21/2022	35,858	6.2996	Sale
7/22/2022	10,770	6.1466	Sale
7/25/2022	17,662	6.0420	Sale

Parallel Account

5/26/2022	8,110	6.7938	Sale
5/27/2022	16,427	6.9627	Sale
5/31/2022	10,364	7.2063	Sale
6/1/2022	2,871	6.9871	Sale
6/2/2022	7,447	7.0607	Sale
6/3/2022	4,236	6.8795	Sale
6/6/2022	5,208	6.9464	Sale
6/7/2022	6,510	7.0208	Sale
6/8/2022	3,906	7.0887	Sale
6/9/2022	3,906	7.1571	Sale
6/23/2022	2,835	6.6768	Sale
6/24/2022	7,074	6.8667	Sale
6/27/2022	3,111	6.8699	Sale
7/5/2022	11,505	6.5009	Purchase
7/20/2022	5,075	6.1908	Sale
7/21/2022	12,889	6.2996	Sale
7/22/2022	3,871	6.1466	Sale
7/25/2022	6,348	6.0420	Sale

Other than the foregoing, no transactions in the Common Stock have been effected by the Reporting Persons in the last sixty (60) days.

(a)	Not applicable.

(b)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement*

*Previously filed

Signatures

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this Statement is true, complete and correct.

Dated: July 25, 2022	Tenzing Global Management LLC

	By:	/s/ Chet Kapoor
	Name	Chet Kapoor
	Title	Managing Partner of Tenzing Global Management LLC

Tenzing Global Investors LLC

	By:	/s/ Chet Kapoor
	Name	Chet Kapoor
	Title	Managing Partner of Tenzing Global Investors LLC

Tenzing Global Investors Fund I, LP

	By:	Tenzing Global Investors LLC, its General Partner
	By:	/s/ Chet Kapoor
	Name	Chet Kapoor
	Title	CIO of Tenzing Global Investors Fund I, LP
Chet Kapoor

/s/ Chet Kapoor
Chet Kapoor